UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                       ADVANCED MACHINE VISION CORPORATION
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   00753B 10 4
                                 (CUSIP Number)

            Alan Steel, 3709 Citation Way #102, Medford, Oregon 97504
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 12, 2000
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SEC 1746 (12-91)

                                  SCHEDULE 13D

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CUSIP No.  00753B 10 4
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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kenneth Winder
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                        (b) |X|
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     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*
          OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

                                        0
                           ----------------------------------------------------
         NUMBER OF                 8    SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     333,333
       OWNED BY EACH        ----------------------------------------------------
         REPORTING                 9    SOLE DISPOSITIVE POWER
        PERSON WITH
                                        0
                            ----------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        333,333
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          333,333
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.5%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON (See Instructions)
          IN
--------------------------------------------------------------------------------
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.
-----------------------------

     This report relates to the Class A Common Stock, no par value (the "Stock"), of ADVANCED MACHINE VISION CORPORATION, a California corporation (the "Issuer"). The Issuer's principal executive offices are located at 3709 Citation Way #102, Medford, OR 97504.

Item 2.  Identity and Background.
---------------------------------

     (a) The person filing this statement is Kenneth Winder

     (b) The principal business address of Mr. Winder is 4030 West First Avenue #100, Eugene, OR 97402.

     (c) Mr. Winder's principal occupation is Field Service Engineer of Ventek, Inc., a subsidiary of the Issuer, which engages in the business of manufacturing automated visual recognition and defect removal equipment, and the principal executive offices of which are located at 4030 West First Avenue #100, Eugene, OR 97402.

     (d) Mr. Winder has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Winder was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

     (f) Mr. Winder is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     N/A.

Item 4.  Purpose of Transaction.
--------------------------------

     On July 12, 2000, the Issuer was merged into Key Technology, Inc. As a result of that transaction, Mr. Winder's ownership interest in the Issuer has terminated except as indicated in Item 5 below.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) Mr. Winder is the beneficial owner of 333,333 shares of Stock of the Issuer, constituting 2.5% of such class. The shares included in beneficial ownership consist of shares currently issuable pursuant to a $2,250,000 note issued to Veneer Technology, Inc. ("Veneer") in partial consideration for the Issuer's acquisition of Ventek, Inc. ("Ventek") in 1996.

     (b) Mr. Winder shares the power to vote, direct the vote of, dispose of, and direct the disposition of 333,333 of the shares described in (a) above. Mr. Winder shares voting power with Douglas Hickman, Thomas Thompson and Rodger Van Voorhis. These four individuals were the former owners of Ventek. The $2,250,000 note described in (a) above is owned by Veneer, which corporation is owned equally by the four individuals. The principal business address of Messrs. Thompson, Hickman and Van Voorhis is 4030 West First Avenue #100, Eugene OR 97402.

     The principal occupation, position and office of Mr. Hickman during the last five years (including the dates of each and the name and address of each employer) was as follows: Vice President of Engineering of Ventek, Inc., 4030 West First Avenue #100, Eugene, OR 97402, 1991 to present.

     The principal occupation, positions and offices of Mr. Thompson during the last five years (including the dates of each and the name and address of each employer) was as follows: Vice President of Engineering of Ventek, Inc., 4030 West First Avenue #100, Eugene, OR 97402, 1991 to present.

     The principal occupation, positions and offices of Mr. Van Voorhis during the last five years (including the dates of each and the name and address of each employer) were as follows: President of Ventek, Inc., 4030 West First Avenue #100, Eugene, OR 97402, 1996 to present, Vice President of Operations of Ventek, Inc, 1992 to 1996.

     Neither Mr. Thompson, Hickman nor Van Voorhis have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Mr. Thompson, Hickman nor Van Voorhis have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws. Messrs. Thompson, Hickman and Van Voorhis are citizens of the United States.

     (c) See Item 4 above.

     (d) Messrs. Van Voorhis, Hickman, Winder and Thompson share equally the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in (a) above.

     (e) Mr. Winder ceased to be a Reporting Person on July __, 2000.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
----------------------------------

     333,333 shares of Stock are issuable to Veneer (25% owned by Mr. Winder). The $2,250,000 Convertible Note was previously filed with the Securities and Exchange Commission as an exhibit to the Issuer's Form 8-K dated July 24, 1996.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     N/A.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  July 12, 2000                         /s/ Kenneth Winder
                                             -----------------------------------
                                                 Kenneth Winder